Filed Pursuant to Rule 424(b)(5)

Registration No. 333-283758

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement dated February 4, 2026,

Prospectus Supplement dated January 23, 2026

and Prospectus dated December 18, 2024)

Up to $1,065,001

Common Stock

Gaxos.ai Inc.

This prospectus supplement (“Prospectus Supplement”) amends and supplements the information in the prospectus, dated December 18, 2024, filed as a part of our registration statement on Form S-3 (File No. 333-283758), as supplemented by our prospectus supplement dated January 23, 2026, and our prospectus supplement dated February 4, 2026 (collectively, the “Prior Prospectus”). This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus, and any future amendments or supplements thereto.

We filed the Prior Prospectus to register the offer and sale of our common stock, par value $0.0001 per share, from time to time pursuant to the terms of that certain At The Market Offering Agreement, dated January 23, 2026 (the “Sales Agreement”), with H.C. Wainwright & Co., LLC, (the “Sales Agent” or “Wainwright”), acting as the agent, and us.

Since our entry into the Sales Agreement, we have offered and sold 3,096,481 shares of common stock for gross proceeds of approximately $5,600,000 million pursuant to the Sales Agreement.

We are filing this Prospectus Supplement to supplement the Prior Prospectus to increase the aggregate amount we intend to sell pursuant to the Sales Agreement. As of the date of this Prospectus Supplement, we are offering up to an additional aggregate of $1,065,001 of our common stock for sale under the Sales Agreement, not including the shares of common stock previously sold pursuant to the Sales Agreement.

Our common stock is listed on the Nasdaq Capital Market under the symbol “GXAI.” On March 19, 2026, the last reported sale price of our common stock was $1.38 per share.

As of the date of this prospectus supplement, the aggregate market value of our common stock held by non-affiliates of our public float was approximately $19,995,004 based on a total number of 10,219,934 shares of common stock outstanding, of which 9,997,502 shares of common stock were held by non-affiliates, at a price of $2.00 per share, the closing sales price of our common stock on February 3, 2026, which is the highest closing price of our common stock on Nasdaq Capital Market within the prior 60 days. We have sold approximately $5,600,000 of securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on and includes the date of this prospectus supplement (excluding this offering). Accordingly, based on the foregoing, we are currently eligible under General Instruction I.B.6 of Form S-3 to offer and sell shares of our Common Stock having an aggregate offering price of up to approximately $1,065,001. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month period so long as our public float remains below $75.0 million.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is March 20, 2026